UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 9, 2024

Commission File Number: 001-41912

Ferrovial SE

Gustav Mahlerplein 61-63

Symphony Towers, 14th Floor

1082 MS Amsterdam

The Netherlands

Tel: +31 20798 37 02

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 9, 2024, Ferrovial SE (the “Company”) issued a press release announcing its interim scrip dividend. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 9, 2024 (Scrip Dividend)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ferrovial SE

Date: May 9, 2024	By:	/s/ Ignacio Madridejos
Ignacio Madridejos
Chief Executive Officer